7701 Independence Avenue
Kansas City, Missouri 64125

August 2, 2024
VIA EDGAR CORRESPONDENCE

Tony Watson
Adam Phippen
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Custom Truck One Source, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Response dated June 25, 2024
Form 8-K filed May 2, 2024
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter confirms the telephone conversation by our representative from Latham & Watkins LLP and Mr. Joel Parker on August 2, 2024 that Custom Truck One Source, Inc. currently expects to respond to the comment letter dated July 18, 2024 from the Staff of the Division of Corporation Finance on or about August 16, 2024.

Please feel free to call me at (816) 627-2626 if you have any questions regarding this matter.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer